Exhibit 99.1

Renren Inc. to Hold Annual General Meeting on September 26, 2014

Beijing, China, September 2, 2014—Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), a leading real name social networking internet platform in China, today announced that it will hold its annual general meeting of shareholders at 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, China on September 26, 2014 at 10:00 a.m. (local time).

No proposals will be submitted for shareholder approval at the annual general meeting.  Instead, the annual general meeting will serve as an open forum for shareholders and beneficial owners of the Company’s ADSs to discuss the Company’s affairs with management.

The Board of Directors of the Company has fixed the close of business on September 5, 2014 as the record date for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof.

Holders of record of the Company’s ordinary shares at the close of business on the record date will be entitled to attend the annual general meeting and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the annual general meeting in person as well.

In order to assist us in our preparation for the annual general meeting, please RSVP by email to ir@renren-inc.com.

The Company has filed its annual report on Form 20-F, which includes the Company’s audited financial statements for the fiscal year ended December 31, 2013, with the SEC. The 20-F can be accessed on the investor relations section of the Company’s website at http://ir.renren-inc.com. Holders of the Company’s ordinary shares or ADSs may obtain a hard copy of the 20-F free of charge upon request in writing to Investor Relations Department, Renren Inc., 1/F, North Wing, 18 Jiuxianqiao Middle Road, Chaoyang District, Beijing 100016, People’s Republic of China, or by email to ir@renren-inc.com.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a leading real name social networking internet platform in China. It enables users to connect and communicate with each other, share information and user generated content, play online games, watch videos and enjoy a wide range of other features and services. Renren’s businesses primarily include the main social networking website renren.com, the game development and operating platform Renren Games, and the user-generated content focused video sharing website 56.com. Renren.com had approximately 214 million activated users as of June 30, 2014. Renren’s American depositary shares, each of which represents three Class A ordinary shares, trade on NYSE under the symbol “RENN”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Renren’s strategic and operational plans, contain forward-looking statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Cynthia Liu

Investor Relations

Renren Inc.

Tel: (86 10) 8448 1818 ext 1300

Email: ir@renren-inc.com